Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
May 25, 2004.

Item 3	News Release
The news release was disseminated on May 25, 2004 by CCN Matthews using the Canadian Timely Disclosure network.

Item 4	Summary of Material Change

Canplats Resources Corporation (TSX-V: CPQ) is pleased to report the resumption of drilling at its 100%-owned Rodeo gold property located in the state of Durango, Mexico. The previously announced diamond drilling program encountered technical problems and arrangements were made to bring another drill rig on to the property. The current program will test for extensions of the gold mineralization encountered in the first reverse circulation program.

In other Canplats' developments, the company anticipates the arrival of a reverse circulation drill and commencement of drilling this week at its Santa Lucia gold property located in Baja California Norte in northern Mexico.

Item 5	Full Description of Material Change
See attached news release dated May 25, 2004.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
R.E. Gordon Davis, President (604) 689-3846.

Item 9	Date of Report
May 31, 2004.

May 25, 2004	TSX Venture Exchange: CPQ

CANPLATS RESUMES DRILLING AT RODEO, EXPECTS TO COMMENCE DRILLING
AT SANTA LUCIA IN MEXICO

Vancouver, B.C. — Canplats Resources Corporation (TSX-V: CPQ) is pleased to report the resumption of drilling at its 100%-owned Rodeo gold property located in the state of Durango, Mexico. The previously announced diamond drilling program encountered technical problems and arrangements were made to bring another drill rig on to the property. The current program will test for extensions of the gold mineralization encountered in the first reverse circulation program.

In other Canplats’ developments, the company anticipates the arrival of a reverse circulation drill and commencement of drilling this week at its Santa Lucia gold property located in Baja California Norte in northern Mexico.

Santa Lucia is prospective for bulk mineable, epithermal gold mineralization located in feeder systems defined by graben structures. At Santa Lucia, an east-west trending ridge and low hills are composed of a basement complex of plutonic rock intruding structurally contorted marble, gneiss and schist overlain by the Pliocene Canebrake Conglomerate and Imperial Formation. Intersecting structures through the basement rocks provided pathways for epithermal solutions which silicified and mineralized the Canebrake Conglomerate.

A total of four target areas have been identified by geologic mapping, geophysics and soil geochemistry. One of these targets includes a mineralized outcrop which averaged 5.6 grams of gold per tonne across a 12.8 meter-long trench. All work will be supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by National Instrument 43-101.

About Canplats Resources Corp.
Canplats is a well-financed exploration company with a focus on gold in Mexico.

For further information, contact:

Corporate Information	Investor Inquiries
Canplats Resources Corporation	G2 Consultants Corporation
R.E. Gordon Davis	NA Toll-Free: (866) 742-9990
Chairman, President and C.E.O	Tel: (604) 742-9990
Direct: (604) 484-8220	Fax: (604) 742-9991
canplats@g2consultants.com
Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com ~or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.